CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603


                                  April 5, 2007



Sally Samuel, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:     First Defined Portfolio Fund, LLC
                         Proxy Statement
                 ---------------------------------

Dear Ms. Samuel:

         We received your oral comments via telephonic conference on March 29, 2007 regarding the Preliminary Proxy Statement filed by the First Defined Portfolio Fund, LLC (the "Fund") on March 21, 2007 (the "Proxy Statement"). Undefined terms have the meanings ascribed to such terms in the Proxy Statement. This letter serves to respond to your comments.

COMMENT 1

          1. The third paragraph of the Proxy Statement provides that although proxy solicitations will be made primarily by mail, they may also be made by telephone or personal interviews conducted by (i) officers of the Fund; (ii) officers or employees of First Trust Advisors L.P., the investment adviser of the Fund; (iii) employees of PFPC Inc., the administrative agent, accounting agent and transfer agent of the Fund; (iv) officers or agents of American Skandia Life Assurance Corporation, a Prudential Financial Company, including MIS, an ADP Company; and (v) affiliates of the foregoing. To the extent applicable, please provide in the Proxy Statement the information required by
Item 4(a)(3) of Schedule 14A concerning specially engaged employees and paid solicitors.

RESPONSE TO COMMENT 1

         It is intended that solicitation will be made by mail. However, if necessary to obtain votes, solicitations may be made by telephone or personal interviews conducted by officers or employees of First Trust Advisors L.P., and, in this regard the final Proxy Statement submitted herewith (the "Final Proxy Statement") refers only to First Trust Advisors L.P. in the relevant sentence. Neither MIS nor ADP has been hired by the Fund as a "proxy solicitor." Rather, MIS will merely receive and tabulate votes, and ADP is the mailhouse that sends out the proxies, notices and proxy cards.

COMMENT 2

          2. Please add an explanation of the term "plurality" as it relates to the election of Trustees.

RESPONSE TO COMMENT 2

         Under "Outstanding Interests and Quorum," the Final Proxy Statement explains that a "plurality" means that the individuals who receive the largest number of votes will be elected as Trustees up to the maximum number of Trustees to be elected.

COMMENT 3

          3. In light of the use of proportional voting, please indicate that as a result, it is possible that a small number of Policy owners can determine the outcome of the voting.

RESPONSE TO COMMENT 3

         The Final Proxy Statement includes the following sentence under "Voting Instructions": "The effect of Proportional Voting is that a small number of Policy owners can determine the outcome of the voting."

COMMENT 4

          4. In light of Item 20 of Schedule 14A, please expand the discussion under the proposal to change the industry concentration policy ("Proposal 2") of the Value Line Target 25 Portfolio (the "Target 25 Series") with respect to the reasons for the proposal and associated risks.

RESPONSE TO COMMENT 4

         The discussion under Proposal 2 in the Final Proxy Statement provides some additional detail concerning the reasons for the proposal and includes a new paragraph entitled "Risks."

COMMENT 5

          5. Please clarify the following sentence in the discussion under Proposal 2: "In the event Interest Holders of the Target 25 Series do not approve such change, the Board will take such action as it deems to be in the best interests of the Target 25 Series."

RESPONSE TO COMMENT 5

         The sentence referred to has been replaced with the following: "In the event Interest Holders of the Target 25 Series do not approve such change, the Target 25 Series will continue to be managed and operated in accordance with its current fundamental investment policy."

COMMENT 6

          6. Please reorganize the information currently set forth under the heading "Additional Information" that relates to what is required under Schedule 14A with respect to the election to Trustees so that it is closer in proximity to Proposal 1 (i.e., before Proposal 2).

RESPONSE TO COMMENT 6

         The Final Proxy Statement reflects the requested change.

COMMENT 7

          7. In the chart entitled "Board Nominees" set forth under "Additional Information - Management of the Fund," please change the number of portfolios overseen by Robert F. Keith to reflect the number of portfolios that he will oversee if elected.

RESPONSE TO COMMENT 7

         The Final Proxy Statement reflects the requested change.

COMMENT 8

          8. With respect to the information set forth in the paragraph above the heading "Beneficial Ownership of Interests and Equity Securities Held by Each Nominee for Election as Trustee," please separate information concerning interested and non-interested Trustees.

RESPONSE TO COMMENT 8

         The Final Proxy Statement reflects the requested change. In addition, headings have been added in certain other places under "Additional Information" to separate information concerning interested and non-interested Trustees.

COMMENT 9

          9. In light of the requirements of Items 6(d) (which cross-references
Item 403 of Regulation S-K) and 22(b)(5) of Schedule 14A that information be "as of the most recent practicable date," please consider whether information as of a date more recent than December 31, 2006 can be provided.

RESPONSE TO COMMENT 9

         In the Final Proxy Statement, the information concerning beneficial ownership of Interests by Policy owners set forth under "Outstanding Interests and Quorum" is as of March 21, 2007. Under the heading "Beneficial Ownership of Interests and Equity Securities Held by Each Nominee for Election as Trustee," information in the Final Proxy Statement is provided as of February 28, 2007, except for information concerning beneficial ownership of shares of all funds in the First Trust Fund Complex, which is as of December 31, 2006, the most recent practicable date for such information.

COMMENT 10

         10. Regarding the information concerning the sale by James A. Bowen of three limited partnership units on May 31, 2006, please provide additional detail to the extent required by Item 22(b)(8) of Schedule 14A.

RESPONSE TO COMMENT 10

         As we discussed by telephone on April 3, 2007, Item 22(b)(8) of
Schedule 14A relates to non-interested trustees, and James A. Bowen is an Interested Trustee of the Fund.

COMMENT 11

         11. Regarding the election of Trustees, please provide additional information concerning the recommendation of candidates.

RESPONSE TO COMMENT 11

         Item 22(b)(15)(ii)(A) of Schedule 14A cross-references Item 407(c)(2) of Regulation S-K, which, under subparagraph (c)(2)(vii), requires a statement as to the categories of persons or entities that recommended a nominee (other than nominees who are executive officers or who are directors standing for re-election) approved by a nominating committee. The Final Proxy Statement states under Proposal 1 that Nominee Keith (candidate for initial election to the Board of Trustees) was recommended by each Current Trustee who is an Independent Trustee, and, in addition, that each Current Trustee was recommended by each other Current Trustee who is an Independent Trustee.
(The Independent Trustees comprise the Nominating and Governance
Committee.) There was no other relevant category of persons recommending the Nominees.

COMMENT 12

         12. Please indicate whether information concerning the number of votes to which interests are entitled has been included in the Proxy Statement.

RESPONSE TO COMMENT 12

         Information concerning the number of votes to which interests are entitled is included under the heading "Outstanding Interests and Quorum" of the Final Proxy Statement.

TANDY ACKNOWLEDGEMENT

         In connection with the Fund's proxy statement, the Fund acknowledges that:

     o the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding these matters.


                                        Very truly yours,

                                        CHAPMAN AND CUTLER LLP



                                        By: /s/ Suzanne M. Russell
                                            -------------------------------
                                            Suzanne M. Russell